 Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES SUMMER 2018 EXPLORATION PLANS
FOR HIGH-PRIORITY PIPELINE PROJECTS

Toronto, ON – May 24, 2018 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce the Company’s summer 2018 exploration plans for its high-priority Athabasca Basin exploration pipeline projects located in northern Saskatchewan.

Summer 2018 Drilling Program Highlights:

●
Waterbury Lake Project – Summer drilling is expected to focus on additional step-out drilling at the Huskie zone of high-grade basement-hosted uranium mineralization, and testing of high-priority targets approximately 2.5 kilometres to the northeast, where the regionally interpreted Midwest structure is projected to intersect the geologically favourable Oban trend. The Oban trend has produced previous drill intercepts of uranium mineralization, but has not previously been tested at the interpreted intersection of the Midwest regional structure. The summer program is expected to include approximately 4,800 metres of diamond drilling in 12 holes, and to commence in late-July.

●
Hook-Carter Project – The summer drilling program is designed as a continuation of the Company’s winter 2018 drilling program, which encountered hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures. Results from the winter program suggest that the mineralizing system associated with the Patterson Corridor continues on to the property. The summer program commenced recently and is expected to include 3,500 metres of diamond drilling in five to six drill holes designed to test high-priority geophysical targets on a regional scale.

●
South Dufferin – High-priority drill targets have been identified through geochemical and geophysical surveying along the Virgin River Shear zone, approximately 25 kilometres south of Cameco Corp’s Centennial deposit. The summer diamond drilling program is expected to be of a reconnaissance nature and is planned to commence in June, with approximately 2,500 metres of diamond drilling in 16 to 20 holes.

David Cates, Denison’s President & CEO, commented, “In addition to Denison’s flagship Wheeler River project, the Company has one of the largest land positions in the prolific Athabasca Basin region. This extensive portfolio of projects provides a pipeline of high-potential exploration opportunities to generate new discoveries and build on the Company’s significant high-grade uranium resource base. With over $35 million in cash and equivalents on the balance sheet at the end of the first quarter of 2018, the summer program is fully funded and provides investors with exposure to Company specific uranium exploration catalysts as our team continues with our disciplined-approach of testing high-priority targets, at Waterbury Lake, Hook-Carter and South Dufferin.”

A map of Denison’s Athabasca Basin properties is provided in Figure 1.

Waterbury Lake

Huskie Zone

The Huskie zone of high-grade basement-hosted uranium mineralization was discovered by Denison during the summer of 2017 and is located approximately 1.5 kilometres to the northeast of the property's J Zone uranium deposit. To date, the completion of 23 drill holes on an approximate 50 x 50 metre spacing has allowed for the definition of mineralization over a strike length of approximately 250 metres and dip length of up to 170 metres. The individual lenses of mineralization vary in interpreted true thickness between approximately 2 and 7 metres. Highlight drill intersections include 9.1% U3O8 over 3.7 metres (including 16.8% U3O8 over 2.0 metres) in drill hole WAT17-446A (see Denison’s press release dated October 11, 2017) and 4.5% U3O8 over 6.0 metres (including 5.8% U3O8 over 4.5 metres) in drill hole WAT18-452 (see Denison’s press release dated April 25, 2018).

The mineralized lenses are interpreted to occur as parallel, stacked lenses, which are conformable to the foliation and fault planes within the east-west striking graphitic gneiss unit. The drilling to date suggests the grade, thickness, and number of lenses present is controlled by the presence of northeast striking faults which cross-cut the graphitic gneiss unit. The northeast striking faults identified at the Huskie zone are interpreted to be part of the regional Midwest structure.

The planned summer program includes step-out drilling both up-dip and down-dip of the known mineralization to test for high-grade extensions related to the northeast striking, cross-cutting faults.

Oban

Oban is an east-west striking geological trend located 2 kilometres to the north of the Huskie zone, which has shown considerable exploration potential from previous drilling campaigns. Results include the presence of faulted graphitic basement rocks, significantly structured and altered basal Athabasca sandstone, and mineralized sandstone intercepts of 0.079% U3O8 over 4.8 metres in drill hole WAT14-406A and 0.050% U3O8 over 1.5 metres in drill hole WAT14-407. The trend remains under-explored with untested gaps in drilling coverage of up to 1.7 kilometres.

On the eastern side of the Waterbury Lake property, the intersection of the interpreted northeast striking regional Midwest structure with east-west striking graphite-bearing basement units appears to control the location of the J Zone/Roughrider deposits and the Huskie zone. Current interpretation of the Midwest structure suggests it cross-cuts the Oban trend in areas that have not yet been drill tested, which produces compelling targets for exploration. The planned summer program includes drilling to test these targets, particularly within the basement rocks.

Midwest Extension

Current interpretation suggests the Midwest structure, which hosts the Midwest Main and Midwest A deposits on the Midwest property (25.17% Denison owned), may extend onto the Waterbury Lake property to the southwest of the Midwest Main deposit. An initial DCIP resistivity survey is planned for late summer or fall to map the possible extension of the Midwest structure and define drill targets for future testing.

The Waterbury Lake property consists of multiple claims covering 40,256 hectares, and is located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan. The property is jointly owned by Denison (64.22%) and Korea Waterbury Uranium Limited Partnership (“KWULP”) (35.78%) through the Waterbury Lake Uranium Limited Partnership (“WLULP”). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (“KHNP”) holds a majority position. KWULP has elected not to fund the 2018 exploration program and, as a result, will incur dilution of its ownership interest in the WLULP.

Hook-Carter

The Hook-Carter project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco Corp., and Orano Canada Inc.), which occur within 8 to 20 kilometres of the property. The property is significantly underexplored compared to other properties along this trend, with only five historic drill holes located along the 15 kilometres of Patterson Corridor strike length. The property also covers significant portions of the Derkson and Carter Corridors, which provide additional priority target areas.

All four drill holes, completed during the inaugural winter 2018 drilling program, encountered hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures. These features are consistent with unconformity-related mineralizing systems in the Athabasca Basin and suggest that the mineralizing system within the Patterson Corridor continues onto the Hook-Carter property. Elevated radioactivity was noted in two holes, ranging up to 184 counts per second measured on a Mount Sopris 2GHF-1000 - Triple Gamma downhole probe. The summer drilling program, which commenced in mid-May, is expected to include 3,500 metres of diamond drilling in five to six drill holes designed to test high-priority geophysical targets on a regional scale.

The Hook-Carter property consists of 45 claims covering 20,522 hectares and is owned 80% by Denison and 20% by ALX Uranium Corp. (“ALX”). Denison has agreed to fund ALX's share of the first CAD$12M in expenditures (see Denison’s Press Releases dated October 13 and November 7, 2016).

South Dufferin

The South Dufferin project is a 100% Denison owned property comprising 14,364 hectares in 6 claims and is located immediately south of the southern margin of the Athabasca Basin in northern Saskatchewan. The property covers the southern extension of the Virgin River Shear Zone, which hosts known high-grade uranium mineralization at Cameco Corp.’s Dufferin Lake zone approximately 13 kilometres to the north (highlight of 1.73% U3O8 over 6.5 metres) and Cameco Corp.’s Centennial deposit approximately 25 kilometres to the north (includes intersections up to 8.78% U3O8 over 33.9 metres). Exploration potential exists for basement-hosted uranium mineralization associated with the Dufferin Lake fault and parallel faults within the Virgin Lake Shear zone. Priority drill targets have been developed across the property from recent ground geochemical and geophysical surveying. The summer 2018 diamond drilling program is of a reconnaissance nature and is expected to include approximately 2,500 metres of drilling in 16 to 20 holes.

Qualified Persons

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101, has reviewed and approved the technical information contained in this release.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 353,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation interpretations, activities, plans and objectives, and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

This document contains certain information derived from third-party publications and reports, including estimates of resources and mineralization of the Roughrider deposit, which Denison believes are reliable but have not been independently verified by Denison.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Denison Mines
Denison Mines' Athabasca Properties
March 31, 2018
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Turkey Lake
Murphy
Bell Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
Waterbury
McClean Lake
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Hook-Carter
Epp Lake
Park Creek
Jasper Lake
West Bear
Marten
Stevenson River
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
South Dufferin
Crawford Lake
Ford Lake
Moore Lake
Brown Lake
Key Lake
50 km

Figure 1: Denison’s Athabasca Basin properties as at March 31, 2018.